EXHIBIT 23.1

                      CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Metromedia International Group Inc.:



We consent to incorporation by reference in the registration statement on Form S-8 of Metromedia International Group, Inc. filed on July 2, 1996 of our report dated February 29, 1996, except as to Note 15, which is as of April 29, 1996, relating to the consolidated balance sheets of Metromedia International Group, Inc. and subsidiaries as of December 31, 1995, and February 28, 1995, and the related consolidated statements of operations, common stock, paid-in-surplus and accumulated deficit, and cash flows for the year ended December 31, 1995, and for each of the years in the two year period ended
February 28, 1995 and all related schedules, which report appears in the December 31, 1995, annual report on Form 10-K of Metromedia International Group, Inc.


KPMG Peat Marwick LLP


New York, New York
July 2, 1996